September 6, 2005

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E., Mailstop 4561

Washington, D.C. 20549

Dear Mr. Gordon,

I have received your letter of August 23rd.   Below are my answers and comments to the matters raised in your letter.  These answers are numbered in the same sequence as the comments in your letter.

1.               Report of Independent Accountants.

The report of our former accountant (Ernst & Young LLP) is filed with our Form 10-K for the year ended December 31, 2004 as Exhibit 23.  We assume this is acceptable but please inform us if our understanding is not correct.

2.               Expansion of Management’s Discussion and Analysis.

In future filings, we will expand on our information provided in the Management’s Discussion and Analysis and Liquidity and Capital Resources, regarding industry and specific market trends which will impact future results, as discussed in release 33-8350.

3.               Management fees based on a share of profits.

Currently, we are receiving management fees based on profits (incentive fees) from our managed hotels in Egypt and from Chateau Sonesta Hotel in New Orleans.  We are also entitled to receive incentive fees under our management agreements for our properties in Sunny Isles and Coconut Grove; however, we have not reflected any incentive fees on these arrangements because none have been earned due to insufficient profit levels.

In Egypt, our incentive fees are based on net operating profits, before interest and depreciation charges.  At Chateau Sonesta Hotel, our incentive fee is based on a percentage of gross operating profits, but is only payable if a certain amount of cash flow is achieved.  In Coconut Grove and Sunny Isles, our incentive fees are only earned after we earn the minimum returns which are due to the owners under these agreements.  The incentive fees are based on the calendar year profits achieved by a property, but we do recognize some incentive income quarterly throughout the year based on actual profits achieved.  However, we only recognize income quarterly if we believe the amounts would be due to us if the contract was terminated.   Please note that our management agreements provide for quarterly payments of our incentive fees during the calendar year they are earned.  For hotels under which agreements we are obligated to fund losses, or earn minimum returns, we record no income at all until such amounts are fully realizable.  We believe our policies are substantially consistent with the “earned and realizable” criteria of SAB 101.

4.               Impairment of management agreements and long term receivables.

We do evaluate impairment of our management agreements, in particular those for Sonesta Hotel & Suites Coconut Grove, and Trump International Sonesta Beach Resort Sunny Isles, on a regular basis.  For the two aforementioned hotels we are obligated to provide minimum returns.  No other management agreements include any funding obligation by the Company.  For the Sunny Isles and Coconut Grove Hotels, no expected losses were accrued at December 31, 2004.  Our operating plans for 2005 indicated that no such losses were to be expected, and that both hotels expect to earn sufficient profits to provide the minimum returns to the owners.  The actual profits for the first six months of 2005 have exceeded the operating plans for the same periods for both hotels.  Please note also that a substantial portion of net income of hotels in Florida is earned during the first three months of the year.

We also regularly evaluate the realizability of our receivables from managed hotels.  We currently believe that amounts recorded are recoverable, and no reserves have been provided against these receivables.  With respect to the receivables from Sonesta Coconut Grove, all income due to the owner, including the minimum return, is being applied to our receivables.  This loan is amortizing based on the actual 2005 results.  For Trump Sunny Isles, the owner is entitled to receive 85% of profits after earning a minimum return, and we fully expect these loans will start amortizing as of 2006.  Please note that in the case of both hotels, Sonesta’s contracts provide us significant discretion in the allocation of cash proceeds and we believe our loans are fully recoverable.  We believe the receivable from the owner of the Sonesta Beach Resort Sharm El Sheikh is fully recoverable out of profits due to the owner which are eligible to be applied to the loan.  This loan is also personally guaranteed by the hotel’s owner.

5.               Transfer of Key Biscayne Assets.

For purposes of calculating the depreciation expense for our Key Biscayne Hotel, we continued to use the original lives (5-10 years for furniture, fixtures, and equipment, and 25 years for building and building improvements).  We are accounting for this transaction as a financing pursuant to SFAS no. 66, Accounting for Sales of Real Estate.  We have a continuing interest in the property, and the new resort to be constructed, and we do not believe our facts are consistent with paragraph 28 of SFAS 144.  Any remaining basis at the time the hotel closes (which closure is still contingent on there being sufficient sales of condominium units to go forward with the development of the new hotel) will reduce the substantial gain on the transfer of the property to be reported later.  Further, to significantly accelerate depreciation on the hotel, we believe, would significantly distort our operating results for the shortened period, and then serve to significantly increase the resulting gain.

We have had various communications with the Office of the Chief Accountant, and believe our accounting treatment for this complicated transaction in our Form 10-Q for the quarter ended June 30, 2005 is consistent with our discussion to date.  Ms. Shan Benedict has been our primary contact person in these discussions, which are on-going.

6.               Fair value of Key Biscayne assets.

We do not have an independent valuation or comparable sales of real estate in Key Biscayne to substantiate the fair value of assets transferred.  We have valued the assets transferred at $60 million, which is what we received.  The $120 million value is an agreed upon amount between the partners for purposes of distributing future profits.  In our partnership agreements, we have assumed, for purposes of our deal, a value of $120 million, and we received a $60 million priority return before our partner receives any proceeds from the investment.  The accounting treatment we have proposed to the staff with whom we are discussing this transaction is to defer any gain in excess of the $60 million of proceeds we received in April 2005 until such time as they are actually received, in cash.  We believe the partnership, as currently structured, is really similar to a profit-sharing arrangement and we believe recognizing the contingent profit as realized in cash represents a conservative and practical method of accounting.

Obviously, I am available to discuss these matters with you further, at your convenience.  I can be reached directly at 617-421-5444.

I acknowledged that Sonesta International Hotels Corporation is responsible for the adequacy and accuracy of the disclosures in its filings.  Any comment from SEC staff or changes to the disclosures in responses to staff comments do not foreclose the Commission from taking any action with respect to the filings and we will not assert staff comments as a defense in any proceedings initiated by The Securities and Exchange Commission or any other person under the federal security laws of the United States.

Sincerely,

Boy van Riel
Vice President & Treasurer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

SONESTA INTERNATIONAL HOTELS CORPORATION

By:	/S/ Boy van Riel
Boy van Riel
Vice President and Treasurer

(Authorized to sign on behalf of the Registrant as
Principal Financial Officer)

Date: September 7, 2005